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                                                               November 12, 2003


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


                        FINAL REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                              COLUMBIA ENERGY GROUP
                              801 East 86th Avenue
                             Merrillville, IN 46410

                                File No. 70-9127


Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated January 23, 1998, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:

1. Balance Sheet and Statement of Income for each Non-Utility Subsidiary Authorized in the January 23 Order

     N/A

2.   Narrative Description of Activities for the Quarter Just Ended

     N/A

3.   Amounts and Forms of Capital Investments in Authorized Non-Utility
     Subsidiary

     N/A

4. Description of Services Obtained from Associate Public Utility Companies, with the Type of Service, the Number of Personnel from Each Public Utility Associate Company that Provided Those Services for the Quarter Just Ended, and the Total Value of Such Services

     N/A

5. Description of Intellectual Property Sold or Licensed in Connection with the Authorized Activities

     On August 29, 2003, NiSource announced that it closed the previously announced sale of its exploration and production subsidiary, Columbia Energy Resources, Inc. (CER). Under the CER sales agreement, Triana Energy Holdings, an exploration and production company based in Charleston, W.V. and an affiliate of Morgan Stanley Dean Witter Capital Partners IV, L.P., purchased all of the stock of CER for $330.0 million, plus the assumption of obligations to deliver approximately 94.0 billion cubic feet of natural gas pursuant to existing forward sales contracts. The sale will bring about the transfer of 1.1 trillion cubic feet of natural gas reserves.


                                           Very truly yours,

                                           Columbia Energy Group

                                           By:  /s/ Jeffrey W. Grossman
                                                ----------------------------
                                                    Jeffrey W. Grossman
                                                       Vice President